UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Special Financial Report pursuant to Rule 15d-2 of the Securities Exchange Act of 1934, as amended, reporting financial statements for the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 333-216213

COCA-COLA WEST KABUSHIKI KAISHA

(Exact name of registrant as specified in its charter)

COCA-COLA WEST COMPANY, LIMITED

(Translation of registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

7-9-66 Hakozaki, Higashi-ku, Fukuoka, Fukuoka 812-8650, Japan

(Address of principal executive offices)

Masakiyo Uike, +81-92-641-8585, masakiyo-uike@ccwest.co.jp, address is same as above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common stock

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the redundant annual report.

Title of Class	Outstanding as of December 31, 2016
Common stock	109,136,645

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                                Accelerated filer  ☐                                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

EXPLANATORY NOTE

We are filing this report on Form 20-F as a special report pursuant to Rule 15d-2 under the Securities Exchange Act of 1934. Rule 15d-2 under the Securities and Exchange Act of 1934 provides generally that if a foreign private issuer files a registration statement under the Securities Act of 1933 that does not contain certified financial statements for the company’s last full fiscal year, then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the company’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year.

Our registration statement on Form F-4 (Registration No. 333-216213), declared effective by the Securities and Exchange Commission on February 28, 2017, did not contain certified financial statements for the fiscal year ended December 31, 2016. In accordance with Rule 15d-2, this special report is filed under cover of Form 20-F and contains only financial statements for the fiscal year ended December 31, 2016.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF COCA-COLA WEST COMPANY, LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Coca-Cola West Company, Limited:

We have audited the accompanying consolidated statements of financial position of Coca-Cola West Company, Limited and subsidiaries as of December 31, 2015 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola West Company, Limited and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AZSA LLC

Tokyo, Japan

March 31, 2017

COCA-COLA WEST COMPANY, LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2016

			(Millions of yen)
	Note	As of December 31, 2015	As of December 31, 2016
Assets
Current assets:
Cash and cash equivalents	6	79,828	86,728
Trade and other receivables	7	38,536	39,039
Other financial assets	13	1,077	1,107
Inventories	8	31,555	30,709
Other current assets	14	2,351	1,379

Total current assets		153,347	158,962

Non-current assets:
Property, plant and equipment	9	189,519	188,619
Goodwill and intangible assets	10	49,378	41,662
Investment property	12	5,008	4,821
Equity-method investees		969	1,316
Defined benefit assets	18	—	58
Other financial assets	13	26,961	24,638
Deferred tax assets	28	5,867	5,940
Other non-current assets	14	423	177

Total non-current assets		278,125	267,231

Total assets		431,472	426,193

			(Millions of yen)
	Note	As of December 31, 2015	As of December 31, 2016
Liabilities and equity
Liabilities
Current liabilities:
Trade and other payables	15	44,251	44,356
Borrowings and bonds payable	17	2,518	18
Other financial liabilities	19	370	393
Income taxes payable		1,983	5,193
Other current liabilities	20	11,235	10,799

Total current liabilities		60,357	60,759

Non-current liabilities:
Borrowings and bonds payable	17	49,974	50,001
Other financial liabilities	19	1,273	687
Defined benefit liabilities	18	7,561	9,011
Deferred tax liabilities	28	16,088	9,906
Provisions	16	1,030	1,096
Other non-current liabilities	20	2,121	2,498

Total non-current liabilities		78,047	73,199

Total liabilities		138,404	133,958

			(Millions of yen)
	Note	As of December 31, 2015	As of December 31, 2016
Equity
Equity attributable to owners of the Company:
Share capital	21	15,232	15,232
Capital surplus	21	109,072	109,072
Treasury shares	21	(4,587)	(4,594)
Retained earnings	21, 22	164,355	164,436
Other reserves	21	8,612	7,675

Total equity attributable to owners of the Company		292,684	291,821
Non-controlling interests		384	414

Total equity		293,068	292,235

Total liabilities and equity		431,472	426,193

The accompanying notes are an integral part of these consolidated financial statements.

COCA-COLA WEST COMPANY, LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

				(Millions of yen)
	Note	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Net sales	23	414,230	429,289	443,203
Cost of sales	25	(230,677)	(235,795)	(241,501)

Gross profit		183,553	193,494	201,702
Selling, general and administrative expenses	24, 25	(170,930)	(177,498)	(187,275)
Other income	26	1,501	8,622	1,493
Other expense	26	(4,857)	(10,467)	(8,692)
Share of profit (loss) of equity-method investees		508	(329)	463

Operating profit		9,775	13,822	7,691

Finance income	27	942	587	941
Finance expense	27	(674)	(692)	(805)

Profit for the year before income tax		10,043	13,717	7,827

Income tax expense	28	(3,743)	(4,000)	(1,718)

Net profit for the year		6,300	9,717	6,109

Net profit for the year attributable to:
Owners of the Company		6,267	9,649	6,051
Non-controlling interests		33	68	58

Earnings per share
Basic and diluted earnings per share (yen)	35	57.42	88.40	55.44

The accompanying notes are an integral part of these consolidated financial statements.

COCA-COLA WEST COMPANY, LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

				(Millions of yen)
	Note	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Net profit for the year		6,300	9,717	6,109
Other comprehensive income, net of tax
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans		158	588	(1,349)
Share of other comprehensive income of equity-method investees		(15)	(9)	72

Sub-total		143	579	(1,277)

Items that may be reclassified subsequently to profit or loss
Gain (loss) on available-for-sale financial assets		1,100	2,202	(916)
Foreign currency translation differences of foreign operations		16	1	(21)

Sub-total		1,116	2,203	(937)

Total other comprehensive income for the year, net of tax		1,259	2,782	(2,214)

Comprehensive income for the year		7,559	12,499	3,895

Comprehensive income attributable to:
Owners of the Company		7,526	12,431	3,837
Non-controlling interests		33	68	58

The accompanying notes are an integral part of these consolidated financial statements.

COCA-COLA WEST COMPANY, LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

For the year ended December 31, 2014

								(Millions of yen)
		Equity attributable to owners of the Company
	Note	Share Capital	Capital surplus	Treasury shares	Retained earnings	Other reserves	Total	Non-controlling interests	Total
Balance as of January 1, 2014		15,232	109,072	(4,578)	156,667	5,293	281,686	377	282,063

Comprehensive income for the year
Net profit for the year		—	—	—	6,267	—	6,267	33	6,300
Other comprehensive income, net of tax	21	—	—	—	—	1,259	1,259	—	1,259

Total comprehensive income for the year		—	—	—	6,267	1,259	7,526	33	7,559

Transactions with owners
Cash dividends	22	—	—	—	(4,475)	—	(4,475)	(35)	(4,510)
Purchase of treasury shares	21	—	—	(4)	—	—	(4)	—	(4)
Disposal of treasury shares	21	—	—	1	—	—	1	—	1

Total transactions with owners		—	—	(3)	(4,475)	—	(4,478)	(35)	(4,513)

Transfer of other reserves to retained earnings	21	—	—	—	143	(143)	—	—	—

Balance as of December 31, 2014		15,232	109,072	(4,581)	158,602	6,409	284,734	375	285,109

The accompanying notes are an integral part of these consolidated financial statements.

For the year ended December 31, 2015

	(Millions of yen)
		Equity attributable to owners of the Company
	Note	Share Capital	Capital surplus	Treasury shares	Retained earnings	Other reserves	Total	Non-controlling interests	Total
Balance as of January 1, 2015		15,232	109,072	(4,581)	158,602	6,409	284,734	375	285,109

Comprehensive income for the year
Net profit for the year		—	—	—	9,649	—	9,649	68	9,717
Other comprehensive income, net of tax	21	—	—	—	—	2,782	2,782	—	2,782

Total comprehensive income for the year		—	—	—	9,649	2,782	12,431	68	12,499

Transactions with owners
Cash dividends	22	—	—	—	(4,475)	—	(4,475)	(35)	(4,510)
Purchase of treasury shares	21	—	—	(6)	—	—	(6)	—	(6)
Acquisition of subsidiary with non-controlling interests	4	—	—	—	—	—	—	5	5
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	(29)	(29)

Total transactions with owners		—	—	(6)	(4,475)	—	(4,481)	(59)	(4,540)

Transfer of other reserves to retained earnings	21	—	—	—	579	(579)	—	—	—

Balance as of December 31, 2015		15,232	109,072	(4,587)	164,355	8,612	292,684	384	293,068

The accompanying notes are an integral part of these consolidated financial statements.

For the year ended December 31, 2016

	(Millions of yen)
		Equity attributable to owners of the Company
	Note	Share Capital	Capital surplus	Treasury shares	Retained earnings	Other reserves	Total	Non-controlling interests	Total
Balance as of January 1, 2016		15,232	109,072	(4,587)	164,355	8,612	292,684	384	293,068

Comprehensive income for the year
Net profit for the year		—	—	—	6,051	—	6,051	58	6,109
Other comprehensive income, net of tax	21	—	—	—	—	(2,214)	(2,214)	—	(2,214)

Total comprehensive income for the year		—	—	—	6,051	(2,214)	3,837	58	3,895

Transactions with owners
Cash dividends	22	—	—	—	(4,693)	—	(4,693)	(28)	(4,721)
Purchase of treasury shares	21	—	—	(7)	—	—	(7)	—	(7)

Total transactions with owners		—	—	(7)	(4,693)	—	(4,700)	(28)	(4,728)

Transfer of other reserves to retained earnings	21	—	—	—	(1,277)	1,277	—	—	—

Balance as of December 31, 2016		15,232	109,072	(4,594)	164,436	7,675	291,821	414	292,235

The accompanying notes are an integral part of these consolidated financial statements.

COCA-COLA WEST COMPANY, LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Millions of yen)

	Note	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Cash flows from operating activities
Profit for the year before income tax		10,043	13,717	7,827
Adjustments for:
Depreciation and amortization	9,10,12	31,595	31,660	34,771
Impairment loss on property, plant and equipment, goodwill and investment property	9,10,11,12	—	7,064	6,235
Interest and dividends income	27	(442)	(478)	(483)
Interest expense	27	600	477	533
Share of (profit) loss of equity-method investees		(508)	329	(463)
Gain on sales of non-current assets		(370)	(117)	(882)
Loss on disposal of property, plant and equipment	26	1,433	2,669	1,677
Gain on bargain purchase	4, 26	—	(7,931)	—
(Increase) decrease in trade and other receivables		(245)	(2,097)	(512)
(Increase) decrease in inventories		197	(1,980)	846
(Increase) decrease in other assets		(1,226)	136	556
Increase (decrease) in trade and other payables		622	2,294	(2,256)
Increase (decrease) in defined benefit liabilities		(2,615)	25	(604)
Increase (decrease) in other liabilities		1,166	2,092	(273)
Other		(215)	157	(479)

Cash provided by operating activities		40,035	48,017	46,493
Interest and dividends received		440	437	460
Interest paid		(564)	(416)	(473)
Income taxes paid		(3,627)	(3,717)	(3,795)
Income taxes refund		175	202	767

Net cash provided by operating activities		36,459	44,523	43,452

Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and investment property		(29,494)	(23,172)	(32,375)
Proceeds from disposal of property, plant and equipment, intangible assets and investment property		1,478	864	2,451
Acquisition of subsidiaries, net of cash acquired	4	—	(7,190)	—
Purchase of other financial assets		(5,438)	(720)	(872)
Proceeds from sales of other financial assets		16,476	1,493	2,003
Other		(213)	(236)	(10)

Net cash used in investing activities		(17,191)	(28,961)	(28,803)

Cash flows of financing activities
Repayment of long-term borrowings		(2,528)	(2,518)	(2,518)
Proceeds from issuance of corporate bonds		—	29,867	—
Redemption of corporate bonds		(30,000)	—	—
Cash dividends paid		(4,475)	(4,475)	(4,693)
Cash dividends paid to non-controlling interests		(35)	(35)	(28)
Purchases of treasury shares		(3)	(6)	(7)
Other		(535)	(551)	(482)

Net cash provided by (used in) financing activities		(37,576)	22,282	(7,728)

Effect of movements in exchange rates on cash and cash equivalents		16	1	(21)
Net increase (decrease) in cash and cash equivalents		(18,292)	37,845	6,900
Cash and cash equivalents at the beginning of year		60,275	41,983	79,828

Cash and cash equivalents at the end of year	6	41,983	79,828	86,728

The accompanying notes are an integral part of these consolidated financial statements.

COCA-COLA WEST COMPANY, LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Reporting entity

Coca-Cola West Company, Limited (hereinafter referred to as the “Company”) is listed on the First Section of the Tokyo Stock Exchange and the Fukuoka Stock Exchange. The Company and its subsidiaries (collectively the “Group”) engages in the purchases and sales, manufacturing, bottling, packaging, distribution and marketing in Japan of soft drinks, such as carbonated beverages, coffee, blended tea and natural water, including those sold under The Coca-Cola Company branding. In addition, the Group engages in the development, manufacturing and sales of various healthcare products. The Company has integrated with five other domestic bottlers beginning in 1999. The Group currently serves 22 prefectures in Japan across the regions of Kinki, Chugoku, Shikoku, and Kyushu, covering a population of approximately 45 million.

The Group’s consolidated financial statements were authorized for issuance by Representative Director & President Tamio Yoshimatsu and Director, Senior Corporate Officer, Senior General Manager of Planning & Finance Division Yasunori Koga on March 31, 2017 and subsequent events had been considered through that date (see Note 37 “Events occurring after the reporting period”).

2.	Basis of preparation of the financial statements

(1)	Applicable financial reporting framework

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(2)	Functional currency and presentation currency

The consolidated financial statements are presented in the Japanese yen (“JPY”), which is the functional currency of the Company. All amounts have been rounded to the nearest million, unless otherwise indicated.

(3)	Significant accounting judgments, estimates and assumptions

In preparing these consolidated financial statements under IFRS, management has made certain judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are considered reasonable under the circumstances.

Although the estimates were made based on the information available at the date of authorization for issuance of these consolidated financial statements, any changes to estimates that may occur in the future would be reflected prospectively from that time, and the effect of the changes would be recognized in the consolidated statements of profit or loss and comprehensive income for the period in which the estimates are revised and in any future periods.

(4)	Assumptions and estimation uncertainties

Information about assumptions and estimates that have significant effects on the amounts recognized in the consolidated financial statements is as follows:

(a)	Useful lives of property, plant and equipment, intangible assets and investment property

Property, plant and equipment, and investment property are depreciated over the estimated useful lives that reflect the period in which the asset’s future economic benefits are expected to be consumed. The depreciation charge for the period may increase and the estimated useful lives may become shorter if property, plant and equipment and investment property become obsolete or its original intended use are changed. The useful lives of property, plant and equipment, and investment property are described in Notes 3 (7) “Property, plant and equipment” and 3 (10) “Investment property”

Intangible assets with finite useful lives are amortized over the estimated useful lives that reflect the period in which the asset’s future economic benefits are expected to be consumed. There is a risk that amortization expenses for the reporting period may increase as a result of the change in estimated useful lives due to certain external factors such as changes in the business environment. The useful lives of intangible assets are described in Note 3 (9) “Intangible assets”.

(b)	Impairment testing of non-financial assets including property, plant and equipment, and goodwill and intangible assets

Calculations of recoverable amounts used in impairment tests are based on assumptions such as future cash flows, discount rates and long-term growth rates. These assumptions are based on the best estimates and judgments made by management. However, these assumptions may be affected by changes in future economic conditions, which may have a material impact on the consolidated financial statements in future periods. Details of determination of cash-generating units (“CGU”s) and recoverable amounts are described in Notes 3 (8) “Goodwill” and 3 (12) “Impairment of property, plant and equipment, intangible assets, investment property and leased assets”.

(c)	Provisions

The Group recognizes a provision for asset retirement obligations, in the consolidated statements of financial position. The provision is recognized based on the best estimates of expenditures required to settle the obligation. Expenditures required to settle the obligations are calculated by taking into consideration various factors that may affect future results, which may be affected by unexpected events or changes in underlying circumstances. The accounting policy and amount of provisions recorded are described in Notes 3 (15) “Provisions and contingencies” and 16 “Provisions”, respectively.

(d)	Recoverability of deferred tax assets

In recognizing deferred tax assets, the Group estimates the timing and amount of future taxable income based on the Group’s business plan. Such estimates may be affected by future results of operations of the Group.

The recoverability of deferred tax assets is further described in Notes 3 (17) “Income taxes” and 28 “Income taxes”.

(e)	Measurement of defined benefit obligations

The Group has various retirement benefits plans including defined benefit plans. The present value of defined benefit obligations for each of these plans and their service costs are calculated based on actuarial assumptions, which require estimates and judgments on variables, such as discount rates, rates of salary increase and inflation rates. The Group obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions including these variables. The actuarial assumptions are determined based on the best estimates and judgments made by management. However, there is possibility that these assumptions may be affected by changes in uncertain future economic conditions, or by the enactment or the amendment of related laws, which may have a material impact on the consolidated financial statements in future periods.

The actuarial assumptions for measurement of defined benefit obligations are further described in Note 18 “Defined benefit liabilities”.

(f)	Measurement of financial assets without quoted prices in active markets

The Group has used valuation techniques that incorporate unobservable inputs in the market when assessing the fair value of certain financial instruments. Unobservable inputs may be affected by changes in uncertain future economic conditions, which may have a material impact on the consolidated financial statements in future periods.

Valuation of financial assets is further described in Note 31 “Fair value measurement”.

(g)	Business combinations

The Group accounts for business combinations under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. The allocation of the purchase price to the fair value of acquired assets and assumed liabilities involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates as of the date of acquisition. Where appropriate, the Group consults with external advisors to assist with the determination of fair value. For unobservable market values, the fair value has been determined using accepted valuation techniques.

(5)	Accounting standards issued but not yet adopted

At the date of authorization for issue of these consolidated financial statements, the following standards, have been issued by the IASB but were not yet adopted or had not been early adopted by the Group:

New or amended standards, amendments and interpretations	Summary of the requirements	Mandatory application for annual periods beginning on or after:
IFRS 16 Leases (issued in January 2016)	New standard for leases, replacing IAS 17, requires all leases to be shown on the statements of financial position as if they were financed purchases. The new standard sets out the principles for the recognition, measurement, presentation and disclosures of leases.	January 1, 2019
IFRS 9 Financial Instruments (issued in July 2014)	Replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement, includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements, and carries forward the guidance on recognition and derecognition of financial instruments from IAS39.	January 1, 2018
IFRS 15 Revenue from Contracts with Customers (issued in May 2014)	Establishes a comprehensive framework for determining whether, how much and when revenue is recognized and replaces exiting revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.	January 1, 2018

The Group is currently evaluating the transition method, the timing of its adoption and the impact IFRS 15 will have on the Group’s results of operations and financial position. The effects of IFRS 16 and IFRS 9 on the Group’s results of operations and financial position are being evaluated.

3.	Significant accounting policies

The significant accounting policies and measurement bases used by the Group in preparing these consolidated financial statements are as follows. These policies have been consistently applied to all the reporting periods presented.

(1)	Basis of consolidation

(a)	Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entities controlled directly or indirectly through other subsidiaries by the Company. Control is achieved when the Group has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

The financial statements of the subsidiaries are consolidated into the consolidated financial statements of the Company from the date when the Group obtains control over a subsidiary until the date the Group loses control of the subsidiary.

The share of non-controlling interests in the profit or loss and equity of subsidiaries are presented in “Net profit for the year attributable to non-controlling interests” in the consolidated statements of profit or loss and “Non-controlling interests” in the equity section of the consolidated statements of financial position.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

A transaction related to non-controlling interests that does not result in loss of control are accounted for by the Group as an equity transaction. The difference between fair value of any consideration transferred or received and the proportion acquired or lost in the carrying amount of the subsidiary’s net assets is recorded in equity.

When the Group ceases to have control over a subsidiary, any retained interest in the entity is remeasured to its fair value on the date when control is lost, with the change in the carrying amount recognized in profit or loss in its entirety.

(b)	Investments in associates accounted for using the equity method

Associates are entities over which the Group has significant influence, but not control. This influence is generally evidenced by a fact that the entity directly or indirectly holds 20% to 50% of the investee’s voting rights.

In the consolidated financial statements, investments in associates are accounted for using the equity method. Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investees in profit or loss, and the Group’s share of movements in other comprehensive income of the investees in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investments. When the Group’s share of losses in an associate equals or exceeds original investment amount, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Impairment loss in respect of an equity-method investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

(2)	Business combinations

Business combinations are accounted for by applying the acquisition method. The acquisition date is the date on which the Group obtains control of the acquiree. The consideration transferred is determined at the acquisition date as the sum of the fair value of assets transferred, liabilities incurred or assumed and the equity interests issued by the Group in exchange for control of the acquiree.

Other acquisition costs, such as finder’s fees, legal, due-diligence and other professional fees, do not form part of the consideration of the business combinations and are expensed as incurred in the consolidated statements of profit or loss.

Non-controlling interests are measured as the non-controlling shareholders’ proportionate share of the acquiree’s identifiable net assets. For each acquisition, the Group recognizes acquiree’s non-controlling interests either at fair value or as the non-controlling interest’s proportionate share of the amount recognized for acquiree’s identifiable net assets. Where the aggregate amount of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree exceeds the fair value of the identifiable net assets acquired, such excess is recorded as goodwill. Where the aggregate amount of consideration transferred, and the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree is less than the fair value of the identifiable net asset acquired, such difference is recognized directly in profit or loss as a bargain purchase gain.

(3)	Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency of Group companies at the exchange rates at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of Group companies at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency of Group companies at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss.

(4)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments. The board of directors of the Company has been identified by the Group as the chief operating decision-maker.

(5)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(6)	Inventories

Inventories are valued at the lower of cost and net realizable value. Trade discounts, rebates or other similar items, and interest incorporated into the nominal amount are deducted from the cost. The costs include the costs of direct materials and any direct labor and manufacturing overheads. Net realizable value represents the estimated selling price less the estimated costs necessary to make the sale and the costs incurred in marketing, sale and distribution.

The Group generally uses the weighted average cost method to calculate the cost of its inventories. The Group records valuation allowance on inventories and recognizes the amount as an expense in the consolidated statements of profit or loss when net realizable value is below cost.

(7)	Property, plant and equipment

Property, plant and equipment is measured initially at cost and subsequently carried at the amount net of any accumulated depreciation and any accumulated impairment losses.

Costs incurred to enlarge, upgrade or improve the items which increase productivity, capacity or efficiency, or extend the useful lives of the assets are capitalized as an increase in the cost of the related asset, while repairs and maintenance expenses are charged to expense as incurred.

The depreciable amount is the cost of the asset less the respective estimated residual values. The Group depreciates its property, plant and equipment primarily using the straight-line method over the estimated useful lives, as follows:

Years of estimated useful lives
Buildings and Structures	3 – 60
Machinery, Equipment and Vehicles	4 – 20
Vending machines	9

The depreciation methods and estimated useful lives are reviewed at the end of each reporting period, and any necessary changes are applied prospectively as a change in accounting estimate. The Group does not depreciate its land and construction in progress.

Gains or losses arising from the disposal or retirement of an asset are determined as the difference between the carrying amount of the asset and its sales proceeds and are recognized in “Other income” or “Other expense” in the consolidated statements of profit or loss.

(8)	Goodwill

Goodwill arising from a business combination is not amortized and is subsequently measured at cost less any impairment losses. It is tested for impairment annually and if events or changes in circumstances indicate a potential impairment.

For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs, which is expected to benefit from the synergies of the combination. A CGU is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

When the impairment test shows that the recoverable amount of the CGU is less than its carrying amount, the impairment loss is recognized for the difference, which is allocated first to reduce the carrying amount of any goodwill allocated to the CGU or group of CGUs, and then to the other assets of the CGU or group of CGUs pro rata on the basis of the carrying amount of each asset within the CGU or group of CGUs. Any impairment loss on goodwill is recognized in profit or loss and is not reversed in subsequent periods.

(9)	Intangible assets

Intangible assets are measured initially at cost. After initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.

Intangible assets acquired separately are measured at cost at initial recognition. Intangible assets acquired in a business combination are recognized separately from goodwill and are measured at fair value at the acquisition date when such assets meet the definition of intangible asset and are identifiable, and their fair values can be measured reliably.

Intangible assets are amortized using the straight-line method over their estimated useful lives. Estimated useful lives of major components of intangible assets are as follows:

Years of estimated useful lives
Software	5
Vending location rights	1 – 5

The amortization methods, estimated useful lives and residual values are reviewed at the end of each reporting period, and if there are any changes necessary, those changes are applied prospectively as a change in accounting estimate.

(10)	Investment property

The Group owns a number of commercial properties, which are held for earning rental income, rather than for use in the ordinary course of business. The Group classifies such properties as investment property.

The Group applies the cost model under which investment property is initially measured at acquisition cost and subsequently stated at cost less accumulated depreciation and accumulated impairment losses.

The Group depreciates its investment property using the straight-line method over the estimated useful lives ranging from 6 to 50 years. Any gain or loss on disposal of investment property, calculated as the difference between the net proceeds from disposal and the carrying amount of the item, is recognized in profit or loss.

(11)	Leases

Leases are classified as finance leases when the terms of the lease agreement indicate that substantially all the risks and rewards incidental to the ownership of the asset are transferred. All other leases are classified as operating leases.

(a)	Finance leases

For finance leases in which the Group acts as lessee, the Group recognizes the cost of the leased assets in the consolidated statements of financial position and, simultaneously, a liability for the same amount. This amount is the lower of the fair value of the leased asset and the present value of the minimum lease payments agreed, including the exercise price of any purchase option, when it is reasonably certain that the option will be exercised.

The assets under finance lease are depreciated over the respective lease terms on the same basis as other items of property, plant and equipment.

(b)	Operating leases

Costs of operating leases are recognized on a straight-line basis over the respective lease terms in the consolidated statements of profit or loss.

(12)	Impairment of property, plant and equipment, intangible assets, investment property and leased assets

The Company assesses at the end of each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, the Company recognizes an impairment loss when its carrying amount exceeds its recoverable amount.

The recoverable amount of an individual asset or CGU is the higher of fair value less costs to sell and value in use. Value in use is determined as the present value of future cash flows expected to be derived from an asset. When it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the CGU to which the asset belongs is estimated.

When the carrying amount of an asset or a CGU exceeds the recoverable amount, the carrying amount is reduced to the recoverable amount and an impairment loss is recognized in profit or loss. An impairment loss for a CGU is allocated to the assets on the basis of the relative carrying amount of each asset in the CGU.

The Group determines at the end of each reporting period whether there is any indication that an impairment loss recognized in prior years has decreased or extinguished. An impairment loss is reversed when there has been a change in the estimates used to determine an asset’s recoverable amount since the last impairment loss was recognized. When an impairment loss recognized is reversed, the carrying amount of the asset or CGU is increased to its estimated recoverable amount. A reversal of an impairment loss is recognized, to the extent the increased carrying amount does not exceed the lower of the recoverable amount or the carrying amount (net of depreciation and amortization) that would have been determined had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss as part of “Other income”.

(13)	Financial instruments

(a)	Financial assets and financial liabilities - Recognition and derecognition

The Group initially recognizes loans and receivables and debt securities issued on the date when they are originated. All other financial assets and financial liabilities are initially recognized on the trade date when the entity becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged, are cancelled, or expire.

Financial assets and financial liabilities are offset and presented net in the statements of consolidated financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(b)	Financial assets classification and measurement

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period.

Each type of financial assets are described as follows:

(i)	Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and related changes, including any interest or dividend income, are recognized in profit or loss.

(ii)	Held-to-maturity investments

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these are measured at amortized cost using the effective interest method.

(iii)	Loans and receivables

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these are measured at amortized cost using the effective interest method.

(iv)	Available-for-sale financial assets

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these are measured at fair value and related changes, other than impairment losses and foreign currency differences on debt instruments, are recognized in other comprehensive income and accumulated in other reserves. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

(c)	Financial liability classification and measurement

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial liabilities at fair value through profit or loss are measured at fair value and changes therein, including any interest expense, are recognized in profit or loss.

Other financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

(d)	Impairment

Financial assets not classified at fair value through profit or loss are assessed at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

•	Default or delinquency by a debtor;

•	Restructuring of an amount due to the Group on terms that the Group would not consider otherwise;

•	Indications that a debtor or issuer will enter bankruptcy;

•	Adverse changes in the payment status of borrowers or issuers;

•	The disappearance of an active market for a security because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the expected cash flows from a group of financial assets.

For an investment in an equity security, objective evidence of impairment includes a significant or prolonged decline in its fair value below its cost. The Group generally considers a decline of 20% to be significant and a period of nine months to be prolonged.

(i)	Financial assets measured at amortized cost

For loans and receivables, and held-to-maturity investments, the amount of an impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced to the present value and the amount of the loss is recognized in profit or loss. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be distinguished objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in profit or loss.

(ii)	Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in other reserves to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.

(14)	Borrowings and bonds payable

Borrowings and bonds payable are initially recognized at fair value, net of transaction costs incurred and measured subsequently at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption amount is recognized in profit or loss over the period of the borrowings and bonds payable using the effective interest method. Fees paid on the financing of debt facilities are recognized as transaction costs of the debt to the extent that it is probable that some or all of the facility will be drawn down.

(15)	Provisions and contingencies

Provisions are recognized when the Group has present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed unless the possibility of an outflow in settlement is considered to be remote.

Provisions are measured at the present value of the amount required to settle or transfer the obligation, if the effect of the time value of money is material, taking into account the information available on the event and its consequences. Adjustments arising from discounting the provision are recognized as a finance expense when accrued.

(16)	Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(b)	Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the contributions to the plans become payable.

(c)	Defined benefit plans

The Group’s net obligation related to defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method.

Remeasurements of defined benefit liabilities, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense on defined benefit liabilities for the period by applying the discount rate used to measure the defined benefit obligations at the beginning of the annual period to the then- defined benefit liabilities, taking into account any changes in defined benefit liabilities during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

Actuarial gains and losses arising from the defined benefit plan are recognized immediately in other comprehensive income and directly reclassified to retained earnings from accumulated other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(17)	Income taxes

Income tax expense comprises current and deferred taxes. It is recognized in profit or loss except for the taxes arising from business combinations and transactions which are recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax comprises the expected taxes payable or receivable on the taxable income or loss for the year and any adjustment to the taxes payable or receivable in respect of the previous years. The amount of current taxes payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. Current tax also includes any taxes arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(b)	Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	Taxable temporary differences related to investments in subsidiaries and associates to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is recognized for:

•	Deductible temporary differences arising from investments in subsidiaries and associates to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which they can be utilized.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Future taxable profits are estimated based on the business plans for individual entities in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Such reductions are reversed when the probability of future taxable profits improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset only if certain criteria are met.

(18)	Equity

(a)	Ordinary shares

Common shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of any related taxes.

(b)	Repurchase and sale of ordinary shares (treasury shares)

When shares classified as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs is recognized as a deduction from equity and presented as “Treasury shares”. When treasury shares are sold subsequently, the consideration received is recognized as an increase in equity and the difference between the consideration received and the carrying amount is recognized in “Capital surplus”.

(19)	Dividend

For the purpose of the consolidated financial statements, dividends to shareholders of the Company are recognized as a liability for the period in which the dividends are approved by the shareholders of the Company.

(20)	Recognition of sales

Sales are recognized when the significant risks and rewards associated with the ownership of goods are transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing managerial involvement with the goods, and the amount of sales can be measured reliably.

Sales are measured at fair value of the consideration received or receivable, net of returned goods, discounts and rebates.

4.	Business combinations

On May 18, 2015, the Company acquired 100 % of the shares and voting interests in Shikoku Coca-Cola Bottling Co., Ltd. (herein after referred to as “Shikoku CCBC”), a company domiciled in Japan. As a result, the Company obtained control of Shikoku CCBC and its three subsidiaries. Shikoku CCBC manufactures and sells food and beverages. The business combination was consummated in order to maximize the efficiency of the bottling business.

The Company incurred acquisition-related costs totaling 208 million yen on financial advisory, legal and other professional fees. These costs are included in selling, general and administrative expenses.

The fair value of the consideration, assets acquired and liabilities assumed as of the acquisition date, and gain on bargain purchase were as follows:

(Millions of yen) Amounts
Consideration transferred (paid in cash)	9,760
Cash and cash equivalents held by the acquiree at acquisition date	(2,570)

Consideration for the acquisition, net of cash acquired	7,190

(Millions of yen) Amounts
Current assets
Cash and cash equivalents	2,570
Trade and other receivables	3,200
Inventories	4,474
Other	414
Non-current assets
Property, plant and equipment	12,908
Intangible assets	838
Other	2,314

Total assets	26,718

Current liabilities	(8,089)
Non-current liabilities	(933)

Total liabilities	(9,022)

Total identifiable net assets acquired	17,696

(Millions of yen) Amounts
Consideration transferred (paid in cash)	9,760
Total identifiable net assets acquired	(17,696)
Non-controlling interests	5

Gain on bargain purchase	(7,931)

The fair value of the identifiable assets and liabilities assumed measured at the acquisition date exceeded the aggregate amount of the consideration transferred and the amount of non-controlling interests. The excess was immediately recognized as gain on bargain purchase in “Other income”. The gain on bargain purchase is not currently taxable. The gain on bargain purchase resulted mainly because Shikoku CCBC was not able to utilize its property, plant and equipment effectively.

Financial results of Shikoku CCBC and its subsidiaries subsequent to the acquisition date included in the consolidated financial statement of profit or loss for the year ended December 31, 2015 are as follows. These results do not represent the financial results of Shikoku CCBC and its subsidiaries on a stand-alone basis, as certain intercompany transactions, such as purchases from CCW have been eliminated.

(Millions of yen)
For the year ended December 31, 2015
Net sales	23,866
Net profit for the year	3,328

The pro forma information (unaudited) of the consolidated financial results of the Group assuming that the acquisition of Shikoku CCBC and its subsidiaries had been completed at the beginning of the year ended December 31, 2015 is as follows:

(Millions of yen)
For the year ended December 31, 2015
Net sales	440,395
Net profit for the year	9,917

5.	Segment information

(1)	Reportable segments

Operating segments are defined as the components of the Group for which separate financial information is available that is evaluated regularly by the chief operating decision maker in making resource allocation decisions and in assessing performance. The Group has identified the following operating segments. No operating segments have been aggregated to form reportable segments

Reportable segments	Operations
Soft drink	Purchasing, selling, manufacturing, bottling, packaging, distributing and marketing of carbonated beverages such as Coca-Cola, coffee beverages, tea beverages and mineral water in Japan, and vending machine related business

Healthcare and skincare

Cultivation of kale and manufacturing of healthcare products such as Kale Aojiru series.

Manufacturing and sales of dietary supplements for specified health use and skincare products. This segment is operated by the Group’s wholly-owned subsidiary Q’sai Co., Ltd. and its four subsidiaries.

The chief operating decision maker primarily evaluates segment performance based on figures as reported under accounting principles generally accepted in Japan (“Japanese GAAP”) as such information is most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.

The reconciliation of Japanese GAAP reportable segment figures to the IFRS amounts for the years ended December 31, 2014, 2015 and 2016 are as follows:

For the year ended December 31, 2014

	Reportable segments			(Millions of yen)
	Soft drink	Healthcare and skincare	Total under Japanese GAAP	IFRS adjustments	Total under IFRS
Net revenue	390,620	33,787	424,407	(10,177)	414,230
Segment profit	8,102	2,906	11,008	(1,233)	9,775
Reconciling items
Finance income					942
Finance expense					(674)

Profit for the year before income tax under IFRS					10,043

Other items
-Depreciation and amortization	22,506	437	22,943	8,652	31,595
-Income tax expense	2,621	1,274	3,895	(152)	3,743
-Capital expenditure	22,055	728	22,783	8,540	31,323

For the year ended December 31, 2015

	Reportable segments		(Millions of yen)
	Soft drink	Healthcare and skincare	Total under Japanese GAAP	IFRS adjustments	Total under IFRS
Net revenue	407,636	32,840	440,476	(11,187)	429,289
Segment profit	11,210	3,052	14,262	(440)	13,822
Reconciling items
Finance income					587
Finance expense					(692)

Profit for the year before income tax under IFRS					13,717

Other items
-Depreciation and amortization	23,621	427	24,048	7,612	31,660
-Impairment losses on non-financial assets	65	5,126	5,191	1,873	7,064
-Income tax expense	3,247	1,993	5,240	(1,240)	4,000
-Capital expenditure	15,768	413	16,181	7,262	23,443

For the year ended December 31, 2016

	Reportable segments		(Millions of yen)
	Soft drink	Healthcare and skincare	Total under Japanese GAAP	IFRS adjustments	Total under IFRS
Net revenue	428,394	32,062	460,456	(17,253)	443,203
Segment profit	18,369	2,775	21,144	(13,453)	7,691
Reconciling items
Finance income					941
Finance expense					(805)

Profit for the year before income tax under IFRS					7,827

Other items
-Depreciation and amortization	17,061	430	17,491	17,280	34,771
-Impairment losses on non-financial assets	65	6,792	6,857	(622)	6,235
-Income tax expense	5,817	1,588	7,405	(5,687)	1,718
-Capital expenditure	25,402	326	25,728	9,725	35,453

(2)	Information by products and services

Segment net sales information for the Group’s products and service for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Soft drink	381,088	397,226	411,194
Healthcare and skincare	33,142	32,063	32,009

Total	414,230	429,289	443,203

(3)	Geographic information

Substantially all of the Group’s operations are conducted within Japan.

(4)	Major customer

There is no customer to which sales exceeds 10% of the Group’s total revenue.

6.	Cash and cash equivalents

The components of cash and cash equivalents as of December 31, 2015 and 2016 are as follows:

	(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Cash	44,685	57,728
Term deposits with original maturities of three months or less	5,142	6,000
Short-term investments which are readily convertible into known amount of cash	30,001	23,000

Total	79,828	86,728

The Group had no restricted cash and cash equivalents as of December 31, 2015 and 2016.

7.	Trade and other receivables

The components of trade and other receivables as of December 31, 2015 and 2016 are as follows:

	(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Current:
Trade receivables	29,767	29,538
Other receivables	8,824	9,559
Allowance for doubtful accounts	(55)	(58)

Total	38,536	39,039

8.	Inventories

The components of inventories as of December 31, 2015 and 2016 are as follows:

	(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Raw materials	1,195	906
Work in progress	602	649
Merchandise and finished goods	28,690	28,100
Other	1,068	1,054

Total	31,555	30,709

The amounts of inventories recognized as expense are 228,298 million yen, 234,967 million yen and 239,971 million yen for the years ended December 31, 2014, 2015 and 2016, respectively, which are included in cost of sales.

9.	Property, plant and equipment

A rollforward of acquisition cost, accumulated depreciation and impairment losses, and the carrying amounts of property, plant and equipment for the years ended December 31, 2015 and 2016 is as follows:

Acquisition cost

	(Millions of yen)
	Land	Buildings and structures	Machinery, equipment, and vehicles	Vending machines	Construction in progress	Total
Balance as of January 1, 2015	55,146	106,669	130,136	137,716	13	429,680
Additions	—	652	4,156	11,283	55	16,146
Acquired through business combination	4,336	2,560	2,158	3,679	175	12,908
Disposal and sale	(87)	(442)	(7,769)	(17,821)	(5)	(26,124)
Transfer from construction in progress	—	—	7	162	(169)	—
Reclassification	202	(88)	—	—	—	114

Balance as of December 31, 2015	59,597	109,351	128,688	135,019	69	432,724

Additions	—	1,469	8,708	15,176	6	25,359
Disposal and sale	(232)	(2,086)	(5,832)	(12,388)	—	(20,538)
Transfer from construction in progress	14	1	54	—	(69)	—
Reclassification	(718)	(269)	—	—	—	(987)

Balance as of December 31, 2016	58,661	108,466	131,618	137,807	6	436,558

Accumulated depreciation and impairment losses

	(Millions of yen)
	Land	Buildings and structures	Machinery, equipment, and vehicles	Vending machines	Construction in progress	Total
Balance as of January 1, 2015	—	(63,705)	(91,685)	(90,078)	—	(245,468)
Depreciation	—	(3,103)	(8,303)	(10,572)	—	(21,978)
Impairment loss	(22)	(2)	—	—	—	(24)
Disposal and sale	—	367	7,190	16,668	—	24,225
Reclassification	—	40	—	—	—	40

Balance as of December 31, 2015	(22)	(66,403)	(92,798)	(83,982)	—	(243,205)

Depreciation	—	(3,302)	(8,291)	(11,776)	—	(23,369)
Disposal and sale	—	1,566	5,413	11,394	—	18,373
Reclassification	—	262	—	—	—	262

Balance as of December 31, 2016	(22)	(67,877)	(95,676)	(84,364)	—	(247,939)

Carrying amounts

	(Millions of yen)
	Land	Buildings and structures	Machinery, equipment, and vehicles	Vending machines	Construction in progress	Total
As of December 31, 2015	59,575	42,948	35,890	51,037	69	189,519
As of December 31, 2016	58,639	40,589	35,942	53,443	6	188,619

Depreciation expenses of 7,623 million yen and 14,654 million yen were included in “Cost of sales” and “Selling, general and administrative expenses”, respectively, for the year ended December 31, 2014, depreciation expenses of 8,089 million yen and 13,889 million yen were included in “Cost of sales” and “Selling, general and administrative expenses”, respectively, for the year ended December 31, 2015 and depreciation expenses of 8,002 million yen and 15,367 million yen were included in “Cost of sales” and “Selling, general and administrative expenses”, respectively, for the year ended December 31, 2016.

The amount of assets pledged as collateral for interest-bearing debt or others is described in Note 17 “Borrowings and bonds payable”.

10.	Goodwill and intangible assets

A rollforward of the carrying amounts of goodwill and intangible assets for the years ended December 31, 2015 and 2016 is as follows:

Cost

	(Millions of yen)
	Goodwill	Software	Vending location rights	Total
Balance as of January 1, 2015	42,189	16,468	15,773	74,430
Additions	—	761	6,533	7,294
Acquired through business combination	—	838	—	838
Disposal and sale	—	(3,562)	(6,612)	(10,174)

Balance as of December 31, 2015	42,189	14,505	15,694	72,388

Additions	—	680	9,411	10,091
Disposal and sale	—	(630)	(8,518)	(9,148)

Balance as of December 31, 2016	42,189	14,555	16,587	73,331

Accumulated amortization and impairment losses

			(Millions of yen)
	Goodwill	Software	Vending location rights	Total
Balance as of January 1, 2015	—	(8,354)	(7,241)	(15,595)
Amortization	—	(2,515)	(7,099)	(9,614)
Impairment loss	(6,992)	—	—	(6,992)
Disposal and sale	—	2,846	6,345	9,191

Balance as of December 31, 2015	(6,992)	(8,023)	(7,995)	(23,010)

Amortization	—	(2,381)	(8,952)	(11,333)
Impairment loss	(6,235)	—	—	(6,235)
Disposal and sales	—	613	8,296	8,909

Balance as of December 31, 2016	(13,227)	(9,791)	(8,651)	(31,669)

Carrying amounts

			(Millions of yen)
	Goodwill	Software	Vending location rights	Total
Balance as of December 31, 2015	35,197	6,482	7,699	49,378
Balance as of December 31, 2016	28,962	4,764	7,936	41,662

Amortization expenses of 32 million yen and 9,215 million yen were included in “Cost of sales” and “Selling, general and administrative expenses”, respectively, for the year ended December 31, 2014, amortization expenses of 109 million yen and 9,505 million yen were included in “Cost of sales” and “Selling, general and administrative expenses”, respectively, for the year ended December 31, 2015, and amortization expenses of 59 million yen and 11,274 million yen were included in “Cost of sales” and “Selling, general and administrative expenses”, respectively, for the year ended December 31, 2016.

11.	Impairment of goodwill

(1)	Impairment loss

For the years ended December 31, 2015 and 2016, the Group recognized an impairment loss of 6,992 million yen and 6,235 million yen, respectively, for the goodwill which arose from the acquisition of Q’sai Co., Ltd., a consolidated subsidiary. There was no impairment recognized for the year ended December 31, 2014.

(2)	Impairment testing for CGUs containing goodwill

Goodwill acquired as part of a business combination is allocated to CGUs that are expected to benefit from the synergies arising from the business combination. Amounts of goodwill allocated to CGUs as of December 31, 2015 and 2016 are as follows:

			(Millions of yen)
Reportable segments	CGUs	As of December 31, 2015	As of December 31, 2016
Soft drink	Soft drink	689	689
Healthcare and skincare	Health food	27,021	27,021
Healthcare and skincare	Dietary supplement	7,487	1,252

Total		35,197	28,962

The recoverable amount of a CGU to which goodwill has been allocated is calculated based on its value in use. Value in use is mainly estimated by discounting the estimated cash flows which are based on the financial budget within a five year period that are approved by management, which reflects past experience and external information. A growth rate of net profit used for the estimated cash flows after the period of the financial budget is determined by considering the long-term average growth rate of the market.

Certain key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to these key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

The pre-tax discount rates and growth rates, which were used to calculate the value in use of the CGUs to which goodwill is allocated, as of December 31, 2014, 2015 and 2016 are as follows:

CGUs	Key assumptions	As of December 31, 2014	As of December 31, 2015	As of December 31, 2016
Health food	Discount rate (*1)	10.3%	10.9%	10.7%
	Growth rate (*2)	2.0%	1.5%	1.3%
Dietary supplement	Discount rate (*1)	11.8%	14.1%	10.7%
	Growth rate (*2)	2.0%	0.0%	1.3%

(*1)	The discount rate was a pre-tax measure based on the rate of 10-year government bonds issued by the Japanese government in the relevant market and in the same currency as the cash flows (Japanese yen), adjusted for a risk premium to reflect both the increased risk of investing in equity generally and the systematic risk of the specific CGU.
(*2)	The Group estimates the cash flows by using growth rates based on the market and business growth rate. The growth rate based on the market was determined based on the long-term growth rate, consistent with the assumptions that a market participant would make.

As a result of the annual impairment test as of December 31, 2015, an impairment loss of 6,992 million yen was recognized for the Group’s dietary supplement CGU. The impairment loss was recognized because the dietary supplement CGU was not able to achieve the initial growth prospects as expected by the Group at the date of acquisition due to declining sales. In addition, the Group has ceased in 2016, certain products as a qualified dietary supplement for specified health use based on the results of the Group’s self-assessment, which indicated that the essential ingredients were not sufficient to meet the criteria for the specified health use designation as permitted by the National Consumer Affairs Agency, under the Health Promotion Act. Considering the circumstances, the Group reconsidered the future cash flows generated by the CGU and revised the expected growth rate used for calculating the future cash flows. The discount rate used for impairment testing as of December 31, 2015 was 14.1%. The impairment loss was fully allocated to goodwill and included in “Other expense”.

As a result of the impairment test as of December 31, 2016, an additional impairment loss of 6,235 million yen was recognized for the Group’s dietary supplement CGU. The impairment loss was recognized due to the latest prospect of the dietary supplement CGU as of December 31, 2016 for the future cash flows generated by the CGU. Management had the intention of continuing the sale of the former qualified dietary supplement products as general-purpose dietary supplements to existing customers. However during the course of the year management reached a strategic decision to discontinue marketing these products to the existing customers and adopted a plan to develop new products targeted for new customers. The Group reassessed the future cash flows based on the revised business plan and the strategic direction for the dietary supplement CGU which resulted in additional goodwill impairment.

The discount rate used for impairment testing as of December 31, 2016 was 10.7%, which reflects a reduced risk premium that is commensurate with the level of uncertainty in the revised cash flow projection. The impairment loss was fully allocated to goodwill and included in “Other expense”.

(3)	Sensitivity analysis

No impairment losses were recognized for the CGUs other than the dietary supplement CGU for the years ended December 31, 2014, 2015 and 2016. Following the impairment loss recognized in the dietary supplement CGU, the recoverable amount was equal to the carrying amount at December 31, 2016. Therefor any adverse movement in a key assumption would lead to a further impairment.

Management has identified that a reasonably possible change in key assumptions could cause the carrying amount to exceed the recoverable amount. The following table shows the percentage point by which the assumptions must change in isolation in order for the estimated recoverable amount of the health food CGU to be equal to its carrying amount as of December 31, 2015 and 2016.

CGU	Key assumptions	As of December 31, 2015	As of December 31, 2016
Health food	Discount rate	25.9%	19.8%
	Growth rate	–19.9%	–10.8%

12.	Investment property

A rollforward of the carrying amount of investment property for the years ended December 31, 2015 and 2016 is as follows:

		(Millions of yen)
	For the year ended December 31, 2015	For the year ended December 31, 2016
Balance as of beginning of year	5,431	5,008
Additions	3	3
Depreciation	(68)	(69)
Impairment loss	(48)	—
Disposal and sale	(156)	(846)
Reclassification	(154)	725

Balance as of end of year	5,008	4,821

	(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Acquisition costs	8,086	7,641
Accumulated depreciation and impairment losses	(3,078)	(2,820)

Total	5,008	4,821

The carrying amount and fair value of investment property as of December 31, 2015 and 2016, are as follows:

	(Millions of yen)
	As of December 31, 2015		As of December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Investment property	5,008	7,600	4,821	6,976

The fair value of investment property is mainly based on real estate appraisal value. The valuation is based on observable transaction prices of similar properties.

The fair value of investment property is categorized within Level 3 of the fair value hierarchy based on the level of significant inputs to the valuation technique used.

Profit or loss from investment property for the years ended December 31, 2014, 2015 and 2016 is summarized as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Rental income from investment property	554	540	527
Expenses related to investment property	(240)	(206)	(210)

Profit before income tax	314	334	317

Rental income from investment property is included in “Net sales” and “Other income”. Expenses related to investment property (depreciation expenses, repair expenses, insurance fees and taxes) that correspond to rental income from such investment property are included in “Cost of sales” and “Other expense”.

13.	Other financial assets

The components of other financial assets as of December 31, 2015 and 2016 are as follows:

	(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Current:
Short-term investments	—	113
Term deposits with original maturities of over three months	128	120
Current portion of long-term loan receivables	949	874

Sub-total	1,077	1,107

Non-current:
Held-to-maturity corporate debt securities	5	—
Available-for-sale equity securities	23,178	21,298
Long-term loan receivables	2,309	1,878
Other	1,734	1,715
Allowance for doubtful accounts	(265)	(253)

Sub-total	26,961	24,638

Total	28,038	25,745

14.	Other assets

The components of other assets as of December 31, 2015 and 2016 are as follows:

	(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Current:
Prepaid expenses	1,301	760
Income taxes receivable	724	62
Consumption taxes receivable	217	470
Other	109	87

Sub-total	2,351	1,379

Non-current:
Long-term prepaid expenses	423	177

Sub-total	423	177

Total	2,774	1,556

15.	Trade and other payables

The components of trade and other payables as of December 31, 2015 and 2016 are as follows:

	(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Current:
Trade payables	19,532	15,990
Accounts payable - other	21,137	25,043
Accrued expenses	3,582	3,323

Total	44,251	44,356

16.	Provisions

The Group recognizes a provision for asset retirement obligations to settle the obligation of restoring and of removing hazardous substances from plant facilities and premises that the Group uses. The probable amount to be paid in the future is estimated and recognized based on past experience. These expenses are expected to be paid in the future. As such, these amounts may be affected by future business plans of the Group.

The movements of provisions for asset retirement obligations for the years ended December 31, 2015 and 2016 are summarized as follows:

(Millions of yen)
Amounts
Balance as of January 1, 2015	1,004
Assumed in business combination	27
Provisions made during the year	7
Provisions used during the year	(10)
Interest cost accrued on discounted value	8

Balance as of December 31, 2015	1,036

Provisions used during the year	(6)
Interest cost accrued on discounted value and the effect of change in the discount rate.	72

Balance as of December 31, 2016	1,102

The amounts related to the provisions recognized in the consolidated statements of financial position as of December 31, 2015 and 2016 are as follows:

	(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Current liabilities:
Other current liabilities	6	6
Non-current liabilities:
Provisions	1,030	1,096

Total	1,036	1,102

17.	Borrowings and bonds payable

The components of borrowings and bonds payable as of December 31, 2015 and 2016 are as follows:

				(Millions of yen)
	As of December 31, 2015	As of December 31, 2016	Average interest rate (%)	Maturity
Current
Short-term borrowings	—	—
Current portion of long-term borrowings	2,518	18	0.58%	March 2017~ December 2017
Current portion of corporate bonds	—	—

Total	2,518	18

Non-current
Long-term borrowings	202	184	0.58%	March 2018 ~ March 2028
Corporate bonds	49,772	49,817	0.91%	December 2019 ~ June 2022

Total	49,974	50,001

The average interest rate represents the weighted average interest rate to the balance as of December 31, 2016, and maturity represents the maturity of the outstanding balance as of December 31, 2016.

A summary of the key terms of the corporate bonds is as follows:

						(Millions of yen)
Name of bond	Date of issuance	Balance of issue amount	As of December 31, 2015	As of December 31, 2016	Interest rate (%)	Due
Second series of unsecured notes	December 17, 2009	20,000	19,896	19,922	1.48%	December 17, 2019
Third series of unsecured notes	June 17, 2015	30,000	29,876	29,895	0.52%	June 17, 2022

Total			49,772	49,817

Assets pledged to secure borrowings as of December 31, 2015 and 2016 are as follows:

		(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Property, plant and equipment (carrying amount)
Buildings and structures	210	200
Machinery and equipment	2	—
Land	202	202

Total	414	402

The liabilities corresponding to the above pledged assets as of December 31, 2015 and 2016 are as follows:

		(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Current portion of long-term borrowings	18	18
Long-term borrowings	202	184

Total	220	202

18.	Defined benefit liabilities

The Group has defined benefit pension plans and unfunded lump-sum retirement benefit plans, which are hereinafter collectively referred to as the “defined benefit plans”, and defined contribution pension plans, for which the amount of benefits or contribution is calculated based on the level of position, service years, and other factors.

The corporate pension plans are administrated by the Coca-Cola West Group Pension Fund (the “Fund”) in accordance with statutory requirements. The Fund is required by law to act in the best interests of the plan participants, and is responsible for managing plan assets in accordance with the designated policies.

The Group is obligated to make contributions to the Fund of an amount stipulated by the Fund. Contributions are also regularly reviewed and adjusted as necessary to the extent permitted by the laws and regulations.

(1)	Defined benefit plans

The changes in the defined benefit obligations and plan assets for the years ended December 31, 2014, 2015 and 2016 are summarized as follows:

(a)	Changes in defined benefit obligations

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Defined benefit obligations at beginning of year	52,691	50,203	51,375
Current service cost	1,699	1,863	1,716
Past service cost	(2,359)	—	(394)
Interest cost	723	504	488
Remeasurements:
Change in demographic assumptions	576	879	232
Change in financial assumptions	1,686	1,164	2,202
Experience adjustments	(1,019)	(2,833)	(399)
Benefit payments	(3,920)	(2,976)	(2,783)
Acquired in business combination	—	2,571	—
Other	126	—	—

Defined benefit obligations at end of year	50,203	51,375	52,437

The weighted average duration of the defined benefit obligations was 14 years, 13 years and 13 years as of December 31, 2014, 2015 and 2016, respectively.

(b)	Changes in plan assets

The changes in the carrying amounts of plan assets for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Plan assets at beginning of year	41,495	41,843	43,835
Interest income	616	465	444
Actual return on plan assets, excluding interest income	1,547	78	93
Employer contributions	1,862	1,533	1,528
Benefit payments	(3,677)	(2,616)	(2,342)
Acquired in business combination	—	2,532	—

Plan assets at end of year	41,843	43,835	43,558

(c)	Reconciliation of defined benefit obligations and plan assets

The amounts recognized in the consolidated statements of financial position are reconciled to the obligations and assets of defined benefit plans and unfunded lump-sum retirement benefit plans as of December 31, 2015 and 2016 as follows:

		(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Funded defined benefit obligations	48,722	49,780
Plan assets	(43,835)	(43,558)

Net deficit of funded defined benefit pension plans	4,887	6,222
Effect of asset ceiling	21	74

Sub total	4,908	6,296
Unfunded defined benefit obligations	2,653	2,657

Total	7,561	8,953

Defined benefit liabilities	7,561	9,011
Defined benefit assets	—	(58)

Net defined benefit liabilities recognized in the statements of financial position	7,561	8,953

(d)	Major categories of plan assets

The Group’s investment policies for pension plan assets are designed to maximize total medium-to-long term returns that are available to provide future payments of pension benefits to eligible participants under accepted risks. Plan assets are invested in pooled funds, which consist of well-diversified Japanese and foreign individual equity and debt securities, using target asset allocations, consistent with accepted tolerance for risks. The Group sets target asset allocations for each asset category with future anticipated performance over medium-to-long term periods based on the expected returns, long-term risks and historical returns. Target asset allocations are adjusted as necessary when there are significant changes in the investment environment of plan assets.

Major categories of plan assets as of December 31, 2015 and 2016 are as follows:

					(Millions of yen)
	As of December 31, 2015			As of December 31, 2016
	Quoted	Un-quoted	Total	Quoted	Un-quoted	Total
Pooled funds-
Equity instruments
Domestic companies	—	2,783	2,783	—	2,479	2,479
Foreign companies	—	3,361	3,361	—	3,124	3,124
Pooled funds-
Debt instruments
Domestic bonds	—	9,319	9,319	—	9,243	9,243
Foreign bonds	—	2,155	2,155	—	2,192	2,192
Group annuity insurance
General accounts	—	12,164	12,164	—	12,422	12,422
Investment funds	—	13,665	13,665	—	13,717	13,717
Other	—	388	388	—	381	381

Total	—	43,835	43,835	—	43,558	43,558

The estimated contributions to plan assets in the year ending December 31, 2017 are 1,489 million yen.

The significant actuarial assumptions as of December 31, 2014, 2015 and 2016 are as follows:

			(%)
	As of December 31, 2014	As of December 31, 2015	As of December 31, 2016
Discount rate	1.0	1.0	0.7
Rate of salary increase	2.4	2.4	2.4

(e)	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts as of December 31, 2015 and 2016 shown below.

			(Millions of yen)
	As of December 31, 2015		As of December 31 2016
	Increase	Decrease	Increase	Decrease
Discount rate
0.5% decrease	3,272		3,532
0.5% increase		2,967		3,188

This sensitivity analysis shows changes in the defined benefit obligations as of December 31, 2015 and 2016, as a result of changes in actuarial assumptions that the Company can reasonably assume. This analysis is based on provisional calculations, and thus actual results may differ from the analysis. In addition, changes in the rate of salary increase are not expected.

(2)	Defined contribution pension plans

The amounts of contributions paid or payable by the Group to the defined contribution plans were 266 million yen, 226 million yen and 286 million yen for the years ended December 31, 2014, 2015 and 2016, respectively.

19.	Other financial liabilities

The components of other financial liabilities as of December 31, 2015 and 2016 are as follows:

		(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Current:
Lease obligations	370	393

Sub-total	370	393

Non-current:
Lease obligations	789	559
Long-term accounts payable	264	128
Other	220	—

Sub-total	1,273	687

Total	1,643	1,080

20.	Other liabilities

The components of other liabilities as of December 31, 2015 and 2016 are as follows:

		(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Current:
Paid leave	3,066	3,506
Consumption taxes payable	2,729	1,344
Accrued commissions	3,377	3,662
Deferred revenue	1,650	1,444
Provisions	6	6
Other	407	837

Sub-total	11,235	10,799

Non-current:
Long-term deposits received	524	565
Long-term paid leave	745	882
Deferred subsidy income	610	563
Other	242	488

Sub-total	2,121	2,498

Total	13,356	13,297

21.	Equity

(1)	Share capital and capital surplus

The total number of shares authorized as of December 31, 2014, 2015 and 2016 was 270,000,000 shares. The total number of shares issued as of December 31, 2014, 2015 and 2016 was 111,125,714 shares. Shares issued by the Company are ordinary shares with no par value and have been fully paid.

Capital surplus consists of surplus that is derived from equity transactions and not recorded in share capital, and its primary component is capital reserves. The Companies Act of Japan (“the Companies Act”) provides that no less than 50% of the paid-in amount or proceeds of issuance of shares shall be incorporated in share capital, and that the remaining shall be incorporated in capital reserves. Capital reserves may be incorporated in share capital upon resolution of the General Meeting of Shareholders.

(2)	Treasury shares

The movements in treasury shares for the years ended December 31, 2014, 2015 and 2016 were as follows:

		(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Balance at the beginning of the year	4,578	4,581	4,587
Increase during the year	4	6	7
Decrease during the year	(1)	—	—

Balance at the end of the year	4,581	4,587	4,594

The number of treasury shares as of December 31, 2014, 2015 and 2016 are 1,984 thousands, 1,987 thousands and 1,989 thousands shares, respectively.

(3)	Retained earnings

Under the Companies Act, in cases where dividend distribution of surplus is made, the lesser of an amount equal to 10% of the dividend or the excess, if any, of 25% of share capital over the total of additional paid-in capital and legal reserve must be set aside as additional paid-in capital or legal reserve. Legal reserve is included in retained earnings in the accompanying consolidated statements of financial position. Both appropriations of legal reserve and additional paid-in capital used to eliminate or reduce a deficit generally require a resolution of the Company’s shareholders’ meeting.

(4)	Other reserves

The movements of other reserves by component for the years ended December 31, 2014, 2015 and 2016 are as follows:

For the year ended December 31, 2014

	(Millions of yen)
	Remeasurements of defined benefit plan	Available-for-sale financial assets	Foreign currency translation adjustments	Total
Balance as of January 1, 2014	—	5,293	—	5,293
Adjustment during the year	143	1,100	16	1,259
Transfer of other reserves to retained earnings	(143)	—	—	(143)

Balance as of December 31, 2014	—	6,393	16	6,409

Amounts presented above are net of tax.

For the year ended December 31, 2015

	(Millions of yen)
	Remeasurements of defined benefit plan	Available-for-sale financial assets	Foreign currency translation adjustments	Total
Balance as of January 1, 2015	—	6,393	16	6,409
Adjustment during the year	579	2,202	1	2,782
Transfer of other reserves to retained earnings	(579)	—	—	(579)

Balance as of December 31, 2015	—	8,595	17	8,612

Amounts presented above are net of tax.

For the year ended December 31, 2016

	(Millions of yen)
	Remeasurements of defined benefit plan	Available-for-sale financial assets	Foreign currency translation adjustments	Total
Balance as of January 1, 2016	—	8,595	17	8,612
Adjustment during the year	(1,277)	(916)	(21)	(2,214)
Transfer of other reserves to retained earnings	1,277	—	—	1,277

Balance as of December 31, 2016	—	7,679	(4)	7,675

Amounts presented above are net of tax.

22.	Dividends

The following dividends were declared and paid by the Company for the years ended December 31, 2014, 2015 and 2016.

For the year ended December 31, 2014

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (yen)	Dividend record date	Effective date
March 25, 2014 Shareholders’ meeting	Ordinary	2,292	21	December 31, 2013	March 26, 2014
August 1, 2014 Board of directors	Ordinary	2,183	20	June 30, 2014	September 1, 2014

For the year ended December 31, 2015

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (yen)	Dividend record date	Effective date
March 24, 2015 Shareholders’ meeting	Ordinary	2,292	21	December 31, 2014	March 25, 2015
July 29, 2015 Board of directors	Ordinary	2,183	20	June 30, 2015	September 1, 2015

For the year ended December 31, 2016

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividend per share (yen)	Dividend record date	Effective date
March 23, 2016 Shareholders’ meeting	Ordinary	2,292	21	December 31, 2015	March 24, 2016
August 12, 2016 Board of directors	Ordinary	2,401	22	June 30, 2016	September 1, 2016

Dividends payable of which record date was in the year ended December 31, 2016, effective after the period.

Resolution	Type of share	Total amount of dividends paid (Millions of yen)	Dividends resource	Dividend per share (yen)	Dividend record date	Effective date
March 22, 2017 Shareholders’ meeting	Ordinary	2,619	Retained earnings	24	December 31, 2016	March 23, 2017

23.	Net sales

The components of net sales for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Sales of products	412,994	428,606	442,509
Revenue from services	1,236	683	694

Total	414,230	429,289	443,203

24.	Selling, general and administrative expenses

The components of selling, general and administrative expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Depreciation	14,725	13,957	15,367
Amortization	9,215	9,505	11,274
Sales commissions and sales promotion expenses	55,349	56,259	55,961
Compensation and employee benefit expense	52,276	57,053	59,860
Shipping and handling costs	10,211	12,069	13,274
Maintenance costs	10,325	8,628	8,986
Operating lease expenses	1,907	1,741	1,788
Research and development expenses	571	446	612
Other	16,351	17,840	20,153

Total	170,930	177,498	187,275

25.	Compensation and employee benefit expense

The components of compensation and employee benefit expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014		For the year ended December 31, 2015		For the year ended December 31, 2016
	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses	Cost of sales	Selling, general and administrative expenses
Salaries and wages	6,008	37,273	5,043	38,013	5,182	38,889
Welfare expense	1,044	7,716	1,134	7,973	1,216	8,284
Bonus	899	7,555	1,106	8,987	1,401	11,084
Retirement benefit expenses	195	(268)	112	2,080	199	1,603

Total	8,146	52,276	7,395	57,053	7,998	59,860

26.	Other income and expense

The components of other income and expense for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Other income
Rental income	106	104	124
Gain on bargain purchase	—	7,931	—
Gain on sale and disposal of property, plant and equipment	395	121	937
Subsidy income	597	92	101
Other	403	374	331

Total	1,501	8,622	1,493

Other expenses
Impairment loss on property, plant and equipment and goodwill	—	7,064	6,235
Loss on disposal of property, plant and equipment	1,433	2,669	1,677
Restructuring expense	1,741	—	—
Loss on sale of shares of subsidiaries	472	—	—
Loss on disposal of inventories	422	—	—
Other	789	734	780

Total	4,857	10,467	8,692

27.	Finance income and expense

The components of finance income and expense for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Finance income
Interest income	102	82	72
Dividends income	340	396	411
Gain on sales of financial assets	471	84	415
Other	29	25	43

Total	942	587	941

Finance expense
Interest expense	600	477	533
Loss on impairments of financial assets	66	106	249
Other	8	109	23

Total	674	692	805

28.	Income taxes

The components of income tax expense for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Current tax	2,440	3,244	6,934
Deferred tax	1,303	756	(5,216)

Total	3,743	4,000	1,718

For the year ended December 31, 2016, deferred tax expenses include a benefit of 3,035 million yen arising from changes in the beginning of the year unrecognized deferred tax assets, which was primarily due to the effect of recognition of deferred tax assets of certain domestic subsidiaries as it has become probable that future taxable profit will allow some of the deferred tax assets to be recovered due primarily to the improvement in earnings in recent years and forecast of continued profitability.

A reconciliation between the statutory income tax rate in Japan and the effective income tax rate in the consolidated statements of profit or loss for the years ended December 31, 2014, 2015 and 2016 is as follows:

	(%)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Statutory income tax rate	38.01	35.66	33.28
Effects of income and expense not taxable and deductible for tax purpose	2.48	1.96	2.67
Changes in unrecognized deferred tax assets	(4.84)	(4.76)	(38.77)
Effect of change in tax rate	3.16	(4.40)	(3.02)
Gain on bargain purchase	—	(20.54)	—
Impairment loss on goodwill	—	18.18	26.51
Other	(1.54)	3.07	1.29

Effective income tax rate	37.27	29.17	21.96

On March 31, 2014, amendments to the Japanese tax regulations were enacted into law with a result that the statutory income tax rate has been reduced from approximately 38% to 36% effective from the year beginning January 1, 2015. Consequently, the statutory income tax rate utilized for deferred tax assets and liabilities which were expected to be settled or realized in the periods from January 1, 2015 and thereafter was approximately 36%. The adjustments of deferred tax assets and liabilities for this amendment of 317 million yen were reflected in income taxes for the year ended December 31, 2014.

On March 31, 2015, amendments to the Japanese tax regulations were enacted into law. As a result of these amendments, the statutory income tax rate has been reduced from approximately 36% to 33% effective from the year beginning January 1, 2016, and to approximately 32% effective from the year beginning January 1, 2017. Based on the amendments, the statutory income tax rates utilized for the measurement of deferred tax assets and liabilities expected to be settled or realized in the period from January 1, 2016 to December 31, 2016 was 33.28%, and for the periods from January 1, 2017 and thereafter the rate was 32.67%. The adjustments of deferred tax assets and liabilities for this change in the tax rate amounting to a benefit of 603 million yen have been reflected in income taxes in the consolidated statement of profit or loss for the year ended December 31, 2015.

On March 31, 2016, amendments to the Japanese tax regulations were enacted into law. As a result of these amendments, the statutory income tax rate has been reduced from approximately 33% to 31% in two steps effective from the year beginning January 1, 2017. Based on the amendments, the statutory income tax rates utilized for the measurement of deferred tax assets and liabilities expected to be settled or realized in the period from January 1, 2017 to December 31, 2018 is 31.48%, and for the periods from January 1, 2019 and thereafter the rate is 31.25%. The adjustments of deferred tax assets and liabilities for this change in the tax rate amounting to a benefit of 237 million yen have been reflected in income taxes in the consolidated statement of profit or loss for the year ended December 31, 2016.

The movements by significant component of deferred tax assets and deferred tax liabilities for the years ended December 31, 2015 and 2016 are summarized as follows:

For the year ended December 31, 2015

	(Millions of yen)
	As of January 1, 2015	Recognized in profit or loss	Recognized in other comprehensive income	Acquired in business combination	As of December 31, 2015
Deferred tax assets:
Property, plant and equipment	4,770	(705)	—	167	4,232
Financial assets	507	(167)	139	4	483
Defined benefit liabilities	4,395	(291)	(198)	30	3,936
Inventories	419	(110)	—	4	313
Tax loss carryforward	2,543	(1,593)	—	—	950
Other	1,369	99	—	259	1,727

Total	14,003	(2,767)	(59)	464	11,641

Deferred tax liabilities:
Property, plant and equipment	17,712	(1,777)	—	326	16,261
Financial assets	2,462	134	497	91	3,184
Defined benefit liabilities	1,426	(154)	61	18	1,351
Other	1,160	(214)	—	120	1,066

Total	22,760	(2,011)	558	555	21,862

For the year ended December 31, 2016

	(Millions of yen)
	As of January 1, 2016	Recognized in profit or loss	Recognized in other comprehensive income	Acquired in business combination	As of December 31, 2016
Deferred tax assets:
Property, plant and equipment	4,232	2,019	—	—	6,251
Financial assets	483	(10)	199	—	672
Defined benefit liabilities	3,936	(104)	646	—	4,478
Inventories	313	62	—	—	375
Tax loss carryforward	950	(14)	—	—	936
Other	1,727	495	—	—	2,222

Total	11,641	2,448	845	—	14,934

Deferred tax liabilities:
Property, plant and equipment	16,261	(3,269)	—	—	12,992
Financial assets	3,184	(232)	(194)	—	2,758
Defined benefit liabilities	1,351	17	—	—	1,368
Other	1,066	716	—	—	1,782

Total	21,862	(2,768)	(194)	—	18,900

Deferred tax assets and liabilities recognized in the consolidated statements of financial position are as follows:

	(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Deferred tax assets	5,867	5,940
Deferred tax liabilities	(16,088)	(9,906)

	(10,221)	(3,966)

The Group considers the probability that a portion of, or all of the future deductible temporary differences and tax losses carryforward can be utilized against future taxable income on recognition of deferred tax assets. In assessing the recoverability of deferred tax assets, the Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. Based on the level of historical taxable income and projected future taxable income during the periods for which deferred tax assets are deductible, the Group believes that it is probable that the tax benefits of these deferred tax assets can be utilized as of December 31, 2015 and 2016. Uncertainty of estimates of future taxable income could increase due to changes in the economic environment surrounding the Group, effects by market conditions or other factors.

The amounts of deductible temporary differences and unused tax losses carryforward for which no deferred tax assets are recognized as of December 31, 2015 and 2016 are as follows:

		(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Deductible temporary differences	8,787	777
Unused tax losses carryforward	2,631	972

Total	11,418	1,749

The expiry dates of tax losses carryforward for which deferred tax assets are not recognized as of December 31, 2015 and 2016 are as follows:

		(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Within 1 year	—	—
Between 1 and 5 years	37	—
Between 5 and 10 years	2,252	541
Over 10 years	342	431

Total	2,631	972

Total taxable temporary differences related to the investment in subsidiaries and associates for which deferred tax liabilities are not recognized as of December 31, 2015 and 2016 are as follows:

		(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Investments in subsidiaries	34,452	32,342
Investments in associates	478	823

Total	34,930	33,165

29.	Other comprehensive income

The reclassification adjustment and the related income tax effects allocated to each component of other comprehensive income for the years ended December 31, 2014, 2015 and 2016 are as follows:

			(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans
Amounts incurred during the year (before tax)	304	847	(1,995)
Tax effect	(146)	(259)	646

Net changes	158	588	(1,349)

Share of other comprehensive income of equity-method investees
Amounts incurred during the year (before tax)	(15)	(9)	72
Tax effect	—	—	—

Net changes	(15)	(9)	72

Sub-total	143	579	(1,277)

Items that may be reclassified subsequently to profit or loss
Unrealized holding gain on available-for-sale financial assets
Amounts incurred during the year (before tax)	2,128	2,556	(1,145)
Tax effect	(689)	(357)	339

Net of tax amount	1,439	2,199	(806)

Reclassified to profit or loss (before tax)	(405)	4	(164)
Tax effect	66	(1)	54

Net of tax amount	(339)	3	(110)

Net changes	1,100	2,202	(916)

Foreign currency translation adjustments
Amounts incurred during the year (before tax)	16	1	(21)
Tax effect	—	—	—

Net changes	16	1	(21)

Sub-total	1,116	2,203	(937)

Total other comprehensive income	1,259	2,782	(2,214)

30.	Financial instruments

(1)	Financial risks management

The Group is exposed to the following risks arising from financial instruments which are discussed below.

•	Credit risk

•	Liquidity risk

•	Market risk

The Group faces a variety of financial risks (equity price risk, interest rate risk, credit risk and liquidity risk) in its operations. The Group manages its risks based on established policies to prevent and reduce these financial risks. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and managements standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

(2)	Credit risk

In the course of the Group’s business, trade and other receivables and other financial assets (including deposits, equity and debt securities and receivables) are exposed to credit risk of its counterparties.

In order to prevent and reduce the risk, the Group does not expose itself to significant concentrations of credit risk for such receivables and financial assets. To manage the credit risk, the Group monitors due dates and balances for each customer in accordance with internal customer credit management rules as well as regular monitoring of major customers’ credit status.

(a)	Maximum exposure to credit risk

The carrying amount of financial instruments, net of allowance for doubtful accounts, which is presented in the consolidated statements of financial position represents the Group’s maximum exposure to credit risk on financial assets.

The value of other credit enhancements are not included.

(b)	Analysis of age for trade receivables

The analysis of age for trade receivables that were past due but not impaired as of December 31, 2015 and 2016 is as follows:

		(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Neither past due nor impaired	27,951	27,607
Past due sixty-day or less	1,766	1,855
Past due over sixty-day	50	76

Total	29,767	29,538

(c)	Allowance for doubtful accounts

The Group uses an allowance account to record the amount of individually significant financial assets for which recovery is considered doubtful but not remote. The movements in the allowance for doubtful debts account for the years ended December 31, 2014, 2015 and 2016 were as follows:

		(Millions of yen)
	Trade and other receivables	Other financial assets
Balance as of January 1, 2014	51	246

Provision	26	2
Charge-offs	(19)	(4)

Balance as of December 31, 2014	58	244

Provision	18	26
Charge-offs	(21)	(5)

Balance as of December 31, 2015	55	265

Provision	13	—
Charge-offs	(10)	(12)

Balance as of December 31, 2016	58	253

(3)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure that it will have sufficient liquid assets to meet its obligations when due, under both normal and stressed conditions, without incurring material losses or risking damage to the Group’s reputation. The finance headquarters of the Company mainly manages the Group’s liquidity risk by maintaining an appropriate level of retained earnings and credit facilities, and monitors the actual and forecasted cash flows.

The table below presents the analysis of financial liabilities by maturities as of December 31, 2015 and 2016:

Balance as of December 31, 2015

	(Millions of yen)
	Carrying amount	Contractual cash flows	Within 1 year	Between 1 year and 5 years	Later than 5 years
Trade and other payables	44,251	44,251	44,251	—	—
Borrowings and bonds payable	52,492	54,936	2,990	21,580	30,366
Finance lease obligations	1,159	1,192	382	689	121

Total	97,902	100,379	47,623	22,269	30,487

Balance as of December 31, 2016
	(Millions of yen)
	Carrying amount	Contractual cash flows	Within 1 year	Between 1 year and 5 years	Later than 5 years
Trade and other payables	44,356	44,356	44,356	—	—
Borrowings and bonds payable	50,019	51,946	472	21,283	30,191
Finance lease obligations	952	968	401	536	31

Total	95,327	97,270	45,229	21,819	30,222

(4)	Market risk

Market risk is the risk that changes in market prices - such as interest rates and equity prices - will affect the Group’s profit or loss or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters while optimizing the return.

(a)	Interest rate risk

The majority of the Group’s borrowings and bonds are under fixed interest rates. As the Group’s cash and cash equivalents exceed the interest-bearing debt, the impact of interest rate fluctuation risk on the Group’s profit or loss is not material. Therefore, the Group considers that the interest rate risk is immaterial and has not performed a sensitivity analysis such as basis point value.

(b)	Equity price risk

The Group is exposed to equity price risk as a result of its holdings of equity securities. Equity securities are held for purposes other than trading, and are mainly classified into financial assets measured at fair value through other comprehensive income.

(5)	Capital management

The Group’s basic policy for capital management aims to enhance capital efficiency through business growth, while maintaining a sound financial structure.

Indicators for monitoring the capital management include return on equity attributable to owners of the Company (ROE) and return on assets (ROA). ROE is the ratio of net profit to total equity attributable to owners of the Company. ROA is the ratio of net profit to total assets.

The ratio of ROE and ROA as of December 31, 2015 and 2016 are as follows:

		(%)
	As of December 31, 2015	As of December 31, 2016
ROE	3.32	2.09
ROA	2.25	1.43

(6)	Classification of financial instruments

The following table shows the carrying amounts of financial assets and financial liabilities by classification as of December 31, 2015 and 2016:

Financial assets

				(Millions of yen)
	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Total
As of December 31, 2015
Trade and other receivables	—	—	38,536	38,536
Other financial assets - current	—	—	1,077	1,077
Other financial assets - non-current	23,178	5	3,778	26,961

Total	23,178	5	43,391	66,574

As of December 31, 2016
Trade and other receivables	—	—	39,039	39,039
Other financial assets - current	—	—	1,107	1,107
Other financial assets - non-current	21,298	—	3,340	24,638

Total	21,298	—	43,486	64,784

Financial liabilities

(Millions of yen)
Financial liabilities measured at amortized cost	Total
As of December 31, 2015
Trade and other payables	44,251
Borrowings and bonds payable	52,492
Finance lease obligations	1,159

Total	97,902

As of December 31, 2016
Trade and other payables	44,356
Borrowings and bonds payable	50,019
Finance lease payables	952

Total	95,327

31.	Fair value measurement

(1)	Fair value hierarchy

Financial instruments that are measured at fair value on a recurring basis after initial recognition are classified into three levels of fair value hierarchy based on the observability and significance of inputs used for the measurement.

The fair value hierarchy is defined as follows:

Level 1: Fair value is measured using quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Fair value is measured using inputs other than Level 1 that are observable, either directly or indirectly.

Level 3: Fair value is measured using unobservable inputs.

If the fair value measurement uses different levels of inputs, the fair value is categorized based on the lowest level of input that is significant to the entire fair value measurement. Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of each quarter.

There were no transfers between levels 1 and 2 during the years ended December 31, 2015 and 2016.

(2)	Measurement of fair value

Equity securities are measured using quoted prices in active markets for identical assets or liabilities if such prices are available, and are classified as level 1. Where such quoted prices in active markets for identical assets or liabilities are not available, these are measured using quoted prices for identical assets or liabilities in markets that are not active, quoted prices of comparable companies and valuation techniques such as the discounted cash flow model. These are classified as level 2 only if all significant inputs such as quoted prices and discount rates that are used for the measurement are observable, whereas if inputs include significant unobservable inputs, these are classified as level 3.

The fair value of unlisted equity securities are calculated using the valuation technique based on the discounted cash flows, market prices of comparative companies, net asset value and other techniques, and are classified within level 3 of the fair value hierarchy. Unobservable inputs such as discount rates and valuation multiples are used for fair value measurements within level 3 of the fair value hierarchy which are adjusted for certain illiquidity discounts and non-controlling interest discounts, as necessary.

The following tables show the valuation techniques used in measuring Level 3 fair values, as well as the significant unobservable inputs used. The fair value increases (decreases) as market multiple of a comparable company rise (decline).

Such fair value measurements are conducted by the finance headquarters of the Company, which decides on the measurement method for those financial instruments subject to valuation, in accordance with the Group accounting policy.

As of December 31, 2015

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Available-for-sale equity securities	Comparable multiple method	EBIT multiple: 4.4x-22.3x PBR: 1.6x-2.1x	The estimated fair value would increase (decrease) if market multiple is higher (lower)

As of December 31, 2016

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Available-for-sale equity securities	Comparable multiple method	EBIT multiple: 6.9x-8.7x EBITDA multiple: 7.9x PBR: 1.4x-2.0x	The estimated fair value would increase (decrease) if market multiple is higher (lower)

EBIT multiple: Enterprise value / EBIT

EBIT: Profit +/- Non-recurring items, such as restructuring costs + Interests + Income taxes

EBITDA multiple: Enterprise value / EBITDA

EBITDA: Profit +/- Non-recurring items, such as restructuring costs + Interests + Income taxes + Depreciation and amortization

PBR: Price book-value ratio

(3)	Assets and liabilities measured at fair value on a recurring basis

The table below presents financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2015 and 2016.

As of December 31, 2015

				(Millions of yen)
	Level 1	Level 2	Level 3	Total
Available-for-sale equity securities	20,661	189	2,328	23,178

As of December 31, 2016

				(Millions of yen)
	Level 1	Level 2	Level 3	Total
Available-for-sale equity securities	18,098	82	3,118	21,298

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values for the years ended December 31, 2015 and 2016:

(Millions of yen)
Available-for-sale equity securities
Balance as of January 1, 2015	2,320

Acquired in business combination	77
Purchase	17
Disposal	(83)
Impairment	(52)
Net change in fair value (unrealized)	49

Balance as of December 31, 2015	2,328

Purchase	223
Disposal	(13)
Impairment	(15)
Net change in fair value (unrealized)	595

Balance as of December 31, 2016	3,118

Net change in fair value (unrealized) is included in unrealized holding gain on available-for-sale financial assets as part of other comprehensive income.

(4)	Financial assets and liabilities measured at amortized cost

The following table shows the carrying amounts and fair values of financial instruments as of December 31, 2015 and 2016.

As of December 31, 2015

			(Millions of yen)
	Carrying amount	Fair value	Differences
Borrowings and bonds payable	52,492	54,236	1,744

As of December 31, 2016

			(Millions of yen)
	Carrying amount	Fair value	Differences
Borrowings and bonds payable	50,019	51,473	1,454

This table does not include financial assets measured at amortized cost whose fair values approximate their carrying amounts.

The principal valuation techniques used for fair value measurements are as follows:

(a)	Borrowings

For borrowings with variable interest rates, fair values are deemed as their carrying amounts, as the rates reflect the market interest rate within the short term. For borrowings with fixed interest rates, fair value is estimated by discounting the total of principal and interest using the current interest rate adjusted for the remaining maturity period of the borrowings and credit risk.

Borrowings are classified as level 2 of the fair value hierarchy.

(b)	Bonds payable

For bonds payable with quoted price, the fair value is estimated based on the quoted prices. For bonds payable without quoted prices, the fair value is calculated using the present value of future cash flows discounted using the current interest rate adjusted for the remaining maturity period and credit risk. Bonds payable with quoted prices are classified as level 1 of fair value hierarchy and bonds payable without quoted price are classified as level 2 of fair value hierarchy.

32.	Principal subsidiaries

The Group’s principal subsidiaries as of December 31, 2016 are set out below and have share capital consisting solely of ordinary shares that are held directly by the Company, and the percentages of ownership interests held by the Group equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Reportable segments	Name	Place of incorporation and operation	Contents of business	Percentage of voting rights held by the Group (%)
Soft drink	Shikoku Coca-Cola Bottling Co., Ltd.	Kagawa, Japan	Manufacturing and sales of beverage and food	100

	Coca-Cola West Vending Co. Ltd.	Fukuoka, Japan	Operation of vending machines	100

	Nishinihon Beverage Co., Ltd.	Fukuoka, Japan	Vending machine operations and development beverage market	100

	Coca-Cola West Sales support Co. Ltd.	Fukuoka, Japan	On-site administration, operation center and contact center	100

	Coca-Cola West Products Co. Ltd.	Saga, Japan	Manufacturing of beverage	100

	Coca-Cola West Equipment Service Co. Ltd.	Fukuoka, Japan	Business related to vending machines	100

Healthcare and skincare	Q’sai Co., Ltd.	Fukuoka, Japan	Manufacturing and sales of health food and skincare products	100

33.	Non-cash investing and financing activities

The following shows a schedule of significant non-cash investing and financing activities for the years ended December 31, 2014, 2015 and 2016:

			(Millions of yen)
	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Acquisition of lease assets under finance lease arrangements	440	363	267

34.	Commitments

Commitments for purchase of property, plant and equipment and other commitments as of December 31, 2015 and 2016 are as follows:

	(Millions of yen)
	As of December 31, 2015	As of December 31, 2016
Property, plant and equipment	2,380	4,032
Intangible assets	2,453	1,761
Other	837	412

Total	5,670	6,205

35.	Earnings per share

The calculation of basic earnings per share is based on the net profit for the year attributable to owners of the Company and the weighted-average number of ordinary shares outstanding during the years. The following table shows the calculation of basic earnings per share for the years ended December 31, 2014, 2015 and 2016:

	For the year ended December 31, 2014	For the year ended December 31, 2015	For the year ended December 31, 2016
Net profit for the year attributable to owners of the Company (millions of yen)	6,267	9,649	6,051
Weighted average number of ordinary shares outstanding (thousands of shares)	109,143	109,140	109,138
Basic and diluted earnings per share (yen)	57.42	88.40	55.44

There were not potentially dilutive ordinary shares outstanding during the years ended December 31, 2014, 2015 and 2016.

36.	Related party transactions and balances

Transactions between the Company and its subsidiaries, which form part of their ordinary business and conducted under normal conditions, were eliminated upon consolidation and are not disclosed in this note.

Related parties of the Group include the equity-method investees of the Group.

Transactions and balances between the Group and related parties are as follows:

For the year ended December 31, 2014

(Millions of yen)
Name of related party	Voting rights ratio (%)	Relationship with the related party	Nature of transactions	Transaction amount	Balance as of December 31, 2014
Coca-Cola Business Service Co., Ltd.	21.1% directly held by the Company	Associate of the Group	Purchase of raw materials	54,480	3,536
			Purchase of equipment-for-sale	10,873	1,014

For the year ended December 31, 2015

(Millions of yen)
Name of related party	Voting rights ratio (%)	Relationship with the related party	Nature of transactions	Transaction amount	Balance as of December 31, 2015
Coca-Cola IBS Co., Ltd.	21.1% directly and 5% indirectly held by the Company	Associate of the Group	Purchase of raw materials	30,919	—
			Purchase of equipment-for-sale	6,119	213

Coca-Cola Business Sourcing Co., Ltd.	22.7% directly and 4.7% indirectly held by the Company	Associate of the Group	Purchase of raw materials	21,765	3,999
			Purchase of equipment-for-sale	3,236	784

For the year ended December 31, 2016

(Millions of yen)
Name of related party	Voting rights ratio (%)	Relationship with the related party	Nature of transactions	Transaction amount	Balance as of December 31, 2016
Coca-Cola Business Sourcing Co., Ltd.	22.7% directly and 4.7% indirectly held by the Company	Associate of the Group	Purchase of raw materials	55,511	3,568
			Purchase of equipment-for-sale	13,357	1,009

Consumption taxes are not included in transaction amount but included in closing balance, and transactions are generally made at values that approximate arm’s-length prices.

The remuneration of directors and other key management personnel during the years ended December 31, 2014, 2015 and 2016 was 329 million yen, 390 million yen and 346 million yen, respectively.

37.	Events occurring after the reporting period

For the purpose of the business integration between the Company and Coca-Cola East Japan Co., Ltd., the 59th annual general shareholders’ meeting held on March 22, 2017 approved a share exchange with Coca-Cola East Japan Co., Ltd., under which Coca-Cola East Japan Co., Ltd. will become a wholly owned subsidiary of the Company, effective on April 1, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA WEST COMPANY, LIMITED

Date: March 31, 2017	By	/s/ Yasunori Koga
Name: Yasunori Koga
Title: Director and Senior Corporate Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

12.1	Certification of the principal executive officer of the Company required by Rule 15d-14(a) under the Securities Exchange Act of 1934

12.2	Certification of the principal financial officer of the Company required by Rule 15d -14(a) under the Securities Exchange Act of 1934

13.1	Certification required by Rule 15d -14(b) under the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)